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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number - 333-3288

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 1998
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
CS WIRELESS SYSTEMS, INC.
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Full Name of Registrant

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Former Name if Applicable
1101 SUMMIT AVENUE
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Address of Principal Executive Office (Street and Number)
PLANO, TEXAS 75074
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following

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            the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     CS Wireless Systems, Inc.(the Registrant) announced on February 19, 1999 a series of management changes and a significant agreement that included the departure of the Registrant's Chief Executive Officer and its Executive Vice President, (II) the appointment of certain officers of the Registrant's parent, CAI Wireless Systems, Inc., to serve as acting officers of the Registrant and (III) the agreement of the Registrant and CAI Wireless Systems,Inc.to effectively make CAI responsible for certain essential engineering and wireless frequency licensing and management functions. Further, the Registrant previously announced the engagement of a financial advisor to assist the Registrant with the analysis and development of possible restructuring alternatives. The Registrant, with the assistance of its financial advisor, has developed certain alternatives and may, but is not obligated to, elect to proceed with the implementation of one or more financial restructuring initiatives within the second quarter of 1999. The cumulative effect of the announced events, the preparations for a possible financial restructuring, the previously reported reorganization by CAI Wireless Systems, Inc. under Chapter 11 of the United States Bankruptcy Code and the change of control effected by such reorganization has necessitated the filing by the Registrant of Form 12b-25 for the purpose of extending the deadline by which the Annual Report on Form 10-K must be filed.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Albert G. McGrath, Jr.              (972)            398-5300
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    As previously disclosed, Registrant initiated a review of its long-lived assets and certain intangibles in accordance with SFAS No.
    121, "Accounting For the Impairment of Long-Lived Assets and for
    Long-Lived Assets to Be Disposed Of," adopted by Registrant on January 1, 1996. Registrant anticipates that the results of operations for the quarter and year ended December 31, 1998 will be significantly different than the results for the quarter and year ended December 31, 1997.
    The Registrant preliminarily estimates a reduction in excess of $25 million in the carrying value of certain assets will be recorded for the quarter ended December 31, 1998. The Registrant previously recorded a write-down of approximately $46.4 million of goodwill at June 30, 1998. The previously recorded write-down and the anticipated reduction will significantly impact the results of operations for the year ended December 31, 1998 in comparison to the prior year.

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                           CS Wireless Systems, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date   March 31, 1999                       By
                                                  ----------------------------
                                                   Albert G. McGrath, Jr.,
                                                   Vice President

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).